July 24, 2025

Michael McLaren
Chairman and Chief Executive Officer
Safe & Green Holdings Corp.
990 Biscayne Blvd.
Suite 501
Miami, FL 33132

       Re: Safe & Green Holdings Corp.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 21, 2025
           File No. 333-286850
Dear Michael McLaren:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 17, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1
Prospectus Summary
Recent Developments
Reverse Stock Split, page 6

1. We note your response to prior comment 3 and reissue in part. We acknowledge your response that relevant disclosure has been added to the "Nasdaq Continued Listing
       Rule Compliance" sub-section. Please include updated reverse stock split disclosure to this section; alternatively, please update the title of this sub-section to emphasize that the disclosure is limited to 2024.
 July 24, 2025
Page 2
Nasdaq Deficiency Notice, page 8

2. We note your response to prior comment 1 and reissue. We note your new disclosure on page 6; however, that disclosure seems to be focused on your more recent closing bid price and Series B Warrants appeals process with Nasdaq. Please update this section to reflect any notification from Nasdaq with regards to your Nasdaq Listing
       Rule 5550(b)(1) compliance plan. You currently have disclosure on page 8 regarding your November 2024 appeals plan with Nasdaq and disclosure on page 6 that as of the
       February 2025 merger you believe you are now in compliance with Rule 5550(b)(1).
       Please also include if you have, or have not, received any official notification from
       Nasdaq regarding regained compliance with Rule 5550(b)(1).
General

3. We note your response to prior comment 6 and reissue in part. We note in your response letter that the Series A and Series B Warrants have been eliminated following the execution of the Exchange Agreement on July 17, 2025. The Series A
       and Series B Warrants, despite no longer existing, still feature prominently in your registration statement and frequently without indication that they no longer exist.
       Please revise your registration statement so that it only consistently refers to securities that were issued and those that are being registered for resale.
4.     We note your response to prior comment 10 in our comment letter dated
May 19,
       2025, however, we are unable to properly analyze your response given that your disclosure continues to be unclear as to the amount of shares outstanding. For example, on page 9 you state that the amount of common stock to be outstanding after the offering, or 20,408,160 shares, will be the same as the number of securities being offered by the Selling Stockholder, which is factually inaccurate. Your disclosure on page 10 is similarly confusing where you state that "the number of shares of our
       Common Stock to be outstanding after this offering is based on 12,120,651 shares of
       Common Stock outstanding as of July 18, 2025, plus the 2,504,040 Shares, assumes we issue the additional 17,904,120 shares of Common Stock that are issuable under the Pre-Funded Warrants." Revise to clarify whether the 12,120,651 shares of
       Common stock outstanding as of July 18, 2025 includes the 2,504,040 shares of
       Common stock issued to the Selling Stockholder; we presume such shares were already issued given that you are registering the resale of such shares. Disclosure is similarly unclear on pages 17 and 18, in your Security Ownership of Certain
       Beneficial Owners and Management table and your Selling Stockholder table. Revise to clarify.

      Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-
3264 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
 July 24, 2025
Page 3
cc:   Ross Carmel